EXHIBIT 99.1

Voting Results for Annual General and Special Meeting of Shareholders of NexGen Energy Ltd. (the “Company”) held on June 7, 2017

REPORT OF VOTING RESULTS National Instrument 51-102 - Continuous Disclosure Obligations Section 11.3

Matters Voted Upon

Votes by Proxy
	Outcome of Vote	Votes For	Votes Against
1. Setting the number of directors of the Company at 6 (six)	Carried	124,468,776 (99.58%)	527,487 (0.42%)

Votes by Ballot
2. The election of the following directors:	Outcome of Vote	Votes For	Votes Withheld
(a) Leigh Curyer	Carried	112,253,678 (99.91%)	105,590 (0.09%)
(b) Trevor Thiele	Carried	109,100,347 (97.10%)	3,258,921 (2.90%)
(c) Richard Patricio	Carried	160,017,618 (94.36%)	6,341,650 (5.64%)
(d) Chris McFadden	Carried	111,832,578 (99.53%)	526,690 (0.47%)
(e) Craig Parry	Carried	110,570,178 (98.41%)	1,789,090 (1.59%)
(f) Mark O’Dea	Carried	112,253,678 (99.91%)	105,590 (0.09%)

Votes by Proxy
	Outcome of Vote	Votes For	Votes Withheld
3. Appointment of KPMG LLP as auditors of the Company for the ensuing year and authorizing the directors to fix their remuneration	Carried	124,745,110 (99.80%)	251,154 (0.20%)

Votes by Ballot
	Outcome of Vote	Votes For	Votes Against
4. Approval of the shareholders rights plan, as described in the management information circular for the meeting	Carried	96,982,645 (86.31%)	15,376,623 (13.69%)